                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A-2

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)



                        Champion Healthcare Corporation
                                (Name of Issuer)


                      Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   15850B104
                                 (CUSIP Number)



                               Thomas E. Siegler
                       Donaldson, Lufkin & Jenrette, Inc.
                                  140 Broadway
                           New York, New York  10005
                                 (212) 504-4477
            ________________________________________________________
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                               December 31, 1995
                         (Date of Event which Requires
                           Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

       Check the following box if a fee is being paid with this statement
                                      [ ].

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

               1    NAME OF REPORTING PERSON                                               DLJ Venture Capital Fund II, L.P.

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]

               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                   WC

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

                                     7    SOLE VOTING POWER                 0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER               0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER          37,606

                                     10   SHARED DISPOSITIVE POWER          0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                    37,606
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            Less than 1%--
                                                                                  See Item 5

               14   TYPE OF REPORTING PERSON                           PN


               1    NAME OF REPORTING PERSON                                                          DLJ Fund Associates II

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            N/A

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        New York

                                     7    SOLE VOTING POWER                        0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                      0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER                   37,606

                                     10   SHARED DISPOSITIVE POWER                 0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                          37,606
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  Less than 1%--See
                                                                                        Item 5

               14   TYPE OF REPORTING PERSON                           PN


               1    NAME OF REPORTING PERSON                                                             Sprout Growth, L.P.

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            WC

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

                                     7    SOLE VOTING POWER                           0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                         0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER                      773,909

                                     10   SHARED DISPOSITIVE POWER                    0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                 773,909--See
                                                                                                            Item 5
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                           4.5%--See Item 5

               14   TYPE OF REPORTING PERSON                           PN


               1    NAME OF REPORTING PERSON                                                           DLJ Growth Associates

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            N/A

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        New York

                                     7    SOLE VOTING POWER                                0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                              0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER                       773,909

                                     10   SHARED DISPOSITIVE POWER                          0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                          773,909
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                 4.5%--See Item 5

               14   TYPE OF REPORTING PERSON                               PN


               1    NAME OF REPORTING PERSON                                                         Sprout Capital VI, L.P.

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            WC

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

                                     7    SOLE VOTING POWER                              0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                            0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER                   1,170,111

                                     10   SHARED DISPOSITIVE POWER                       0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                         1,170,111
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   6.8%

               14   TYPE OF REPORTING PERSON                               PN


               1    NAME OF REPORTING PERSON                                                          Sprout Growth II, L.P.

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            WC

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

                                     7    SOLE VOTING POWER                           0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                         0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER                   635,652

                                     10   SHARED DISPOSITIVE POWER                    0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                         635,652
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       3.7%--See Item 5

               14   TYPE OF REPORTING PERSON                               PN


               1    NAME OF REPORTING PERSON                                                         DLJ Capital Corporation

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            WC

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

                                     7    SOLE VOTING POWER                         0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                       2,681,971
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER                    0

                                     10   SHARED DISPOSITIVE POWER                  0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                         2,681,971
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                           15.5%--See Item 5

               14   TYPE OF REPORTING PERSON                                    CO


               1    NAME OF REPORTING PERSON                                                               DLJ First ESC LLC

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            WC

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

                                     7    SOLE VOTING POWER                        0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                      0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER                   1,969

                                     10   SHARED DISPOSITIVE POWER                 0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                             1,969
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     Less than 1%--See
                                                                                           Item 5

               14   TYPE OF REPORTING PERSON                              IV


               1    NAME OF REPORTING PERSON                                            DLJ LBO Plans Management Corporation

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

                                     7    SOLE VOTING POWER                       0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                     0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER               1,969

                                     10   SHARED DISPOSITIVE POWER                0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                             1,969
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                Less than 1%--See
                                                                                      Item 5

               14   TYPE OF REPORTING PERSON                              CO


               1    NAME OF REPORTING PERSON                             Donaldson, Lufkin & Jenrette Securities Corporation

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            WC

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

                                     7    SOLE VOTING POWER                          0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                        0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER                   101,512

                                     10   SHARED DISPOSITIVE POWER                   0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                         101,512
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    Less than 1%--See
                                                                                          Item 5

               14   TYPE OF REPORTING PERSON                                CO


               1    NAME OF REPORTING PERSON                                              Donaldson, Lufkin & Jenrette, Inc.

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not Applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

                                     7    SOLE VOTING POWER                          0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                        0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER                2,785,452

                                     10   SHARED DISPOSITIVE POWER                   0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                       2,785,452
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      16.1%

               14   TYPE OF REPORTING PERSON                                     CO, HC


               1    NAME OF REPORTING PERSON                                            The Equitable Companies Incorporated

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not Applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

                                     7    SOLE VOTING POWER                           0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                         0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER               2,785,452

                                     10   SHARED DISPOSITIVE POWER                    0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                       See Item 5
                                                                                                                  2,785,452
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             16.1%

               14   TYPE OF REPORTING PERSON                               CO, HC


               1    NAME OF REPORTING PERSON                                                                             AXA

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not Applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        France

                                     7    SOLE VOTING POWER                            0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                          0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER               2,785,452

                                     10   SHARED DISPOSITIVE POWER                     0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                       2,785,452
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               16.1%

               14   TYPE OF REPORTING PERSON                              HC


               1    NAME OF REPORTING PERSON                                                                          FINAXA

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not Applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        France

                                     7    SOLE VOTING POWER                           0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                         0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER              2,785,452

                                     10   SHARED DISPOSITIVE POWER                    0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                       2,785,452
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                16.1%

               14   TYPE OF REPORTING PERSON                               HC


               1    NAME OF REPORTING PERSON                                                AXA Assurances I.A.R.D. Mutuelle

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not Applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        France

                                     7    SOLE VOTING POWER                           0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                         0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER              2,785,452

                                     10   SHARED DISPOSITIVE POWER                    0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                       2,785,452
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  16.1%

               14   TYPE OF REPORTING PERSON                                IC


               1    NAME OF REPORTING PERSON                                                     AXA Assurances Vie Mutuelle

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not Applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        France

                                     7    SOLE VOTING POWER                           0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                         0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER              2,785,452

                                     10   SHARED DISPOSITIVE POWER                    0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                       2,785,452
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     16.1%

               14   TYPE OF REPORTING PERSON                               IC


               1    NAME OF REPORTING PERSON                                                   Uni Europe Assurance Mutuelle

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not Applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        France

                                     7    SOLE VOTING POWER                           0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                         0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER              2,785,452

                                     10   SHARED DISPOSITIVE POWER                    0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                       2,785,452
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    16.1%

               14   TYPE OF REPORTING PERSON                                 IC


               1    NAME OF REPORTING PERSON                                                   Alpha Assurances Vie Mutuelle

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not Applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        France

                                     7    SOLE VOTING POWER                           0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                         0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER              2,785,452

                                     10   SHARED DISPOSITIVE POWER                    0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                         2,785,452
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 16.1%

               14   TYPE OF REPORTING PERSON                              IC


               1    NAME OF REPORTING PERSON                                              Alpha Assurances I.A.R.D. Mutuelle

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not Applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        France

                                     7    SOLE VOTING POWER                            0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                          0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER               2,785,452

                                     10   SHARED DISPOSITIVE POWER                     0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                       2,785,452
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                16.1%

               14   TYPE OF REPORTING PERSON                                IC


               1    NAME OF REPORTING PERSON                                                Claude BeBeAr, as Voting Trustee

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not Applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        France

                                     7    SOLE VOTING POWER                           0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                         0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER              2,785,452

                                     10   SHARED DISPOSITIVE POWER                    0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                       2,785,452
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        16.1%

               14   TYPE OF REPORTING PERSON                                IN


               1    NAME OF REPORTING PERSON                                              Patrice Garnier, as Voting Trustee

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not Applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        France

                                     7    SOLE VOTING POWER                           0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                         0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER              2,785,452

                                     10   SHARED DISPOSITIVE POWER                    0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                       2,785,452
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     16.1%

               14   TYPE OF REPORTING PERSON                                  IN


               1    NAME OF REPORTING PERSON                                   Henri de Clermont-Tonnerre, as Voting Trustee

               2    CHECK THE APPROPRIATE BOX                                                                        (a) [ ]
                    IF A MEMBER OF A GROUP                                                                          (b)  [X]
               3    SEC USE ONLY

               4    SOURCE OF FUNDS*                                            Not Applicable

               5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
               6    CITIZENSHIP OR PLACE OF ORGANIZATION                        France

                                     7    SOLE VOTING POWER                           0
                NUMBER OF SHARES
               BENEFICIALLY OWNED    8    SHARED VOTING POWER                         0
               BY EACH REPORTING
                  PERSON WITH        9    SOLE DISPOSITIVE POWER             2,785,452

                                     10   SHARED DISPOSITIVE POWER                   0

               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON                                             See Item 5
                                                                                                                       2,785,452
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       16.1%

               14   TYPE OF REPORTING PERSON                                IN


         This Amendment No. 2 (the "Amendment") to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D dated December 15, 1994, as amended and restated by Amendment No. 1 filed on September 5, 1995 by Donaldson, Lufkin & Jenrette, Inc. and others (the "Schedule 13D") relating to the common stock, par value, $.01 per share (the "Common Stock") of Champion Healthcare Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not otherwise defined herein shall have the same meaning as set forth in the Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND

     Item 2 to the Schedule 13D is hereby amended by deleting the thirteenth paragraph and inserting the following:

     DLJ is a publicly-held Delaware corporation. DLJ directly owns all of the capital stock of DLJCC, DLJCI and DLJSC, and indirectly owns all of the capital stock of LBO through its interest in DLJCI. DLJ, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment adviser engaged in investment banking, institutional trading and research, investment management and financial and correspondence brokerage services. Equitable directly owns 44.1% of DLJ and the Equitable Life Assurance Society of the United States, a New York stock life insurance company wholly owned by Equitable, indirectly owns 36.1% of DLJ.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 to the Schedule 13D is hereby amended and supplemented by inserting the following:

     On December 31, 1995, the Company consummated a recapitalization transaction (the "Recapitalization") contemplated by that certain
Recapitalization Agreement (the "Recapitalization Agreement") dated as of December 31, 1995 by and between the Company and the stockholders named therein. The terms and affect of the Recapitalization Agreement are described in Item 4 hereto, and such description is incorporated herein by reference. Pursuant to the Recapitalization:

           DLJ II converted all of its shares of Series A Preferred Stock, Series A-1 Preferred Stock and BB Preferred Stock into Shares, and in connection with such conversion and the other transactions pursuant to the Recapitalization received an aggregate of 31,128 Shares;

           Growth converted all of its shares of Series A Preferred Stock, Series A-1 Preferred Stock and BB Preferred Stock into Shares, and in connection with such conversion and the other transactions pursuant to the Recapitalization received an aggregate of 618,315 Shares;

           Sprout VI converted all of its shares of Series A Preferred Stock, Series A-1 Preferred Stock and BB Preferred Stock into Shares, and in connection with such conversion and the other transactions pursuant to the Recapitalization received an aggregate of 913,271 Shares;

           Growth II received an aggregate of 130,944 Shares in connection with the transactions pursuant to the Recapitalization;

           DLJCC received an aggregate of 13,327 Shares in connection with the transactions pursuant to the Recapitalization;

           ESC received an aggregate of 364 Shares in connection with the transactions pursuant to the Recapitalization;

           DLJSC received an aggregate of 18,747 Shares in connection with the transactions pursuant to the Recapitalization.

ITEM 4.    PURPOSE OF TRANSACTION

     Item 4 to the Schedule 13D is hereby amended and supplemented by inserting the following:

     Effective December 31, 1995 the Company consummated the transactions contemplated by the Recapitalization Agreement with all of its preferred stockholders and warrant holders (collectively, the "Parties") for the primary purpose of enhancing common stockholder value through reducing the complexity of the Company's capital structure and eliminating a $5,736,650 preferred dividend deduction from net income in calculating earnings per share beginning in 1996 and thereafter. The principal provisions of the Recapitalization affecting the Reporting Persons were:

     (i) all of the outstanding shares of Series A, A-1 and BB Preferred Stock were converted to Shares in accordance with the terms of the Company's Certificate of Incorporation;

     (ii) holders of Series C and D Preferred Stock waived future dividends accruing after December 31, 1995;

     (iii) accrued dividends on all five series of preferred stock were paid through December 31, 1995 by issuing Shares at a price of $7 per share;

     (iv) holders of Series A, A-1 and BB Preferred Stock were paid future dividends for approximately the 9 months following the Recapitalization and Holders of Series C and D Preferred Stock were paid future dividends for approximately the 21 months following the Recapitalization by the Company issuing them Shares at a price of $8 per share;

     (v) the exercise price of the 1993 Warrants was temporarily reduced until 90 days after the Company's stockholders approve ("Stockholder Approval") an amendment to the Company's Certificate of Incorporation with respect to the Recapitalization (the "Proposed Amendment") from $9.00 to $7.00;

     (vi) the exercise price of the 1992 Warrants was temporarily reduced until 90 days after Stockholder Approval of the Proposed Amendment from $5.90 to $5.25;

     (vii) waiver of all applicable anti-dilution adjustments in connection with the issuance of Shares and warrant exercise price reductions pursuant to the Recapitalization; and

     (viii) the holders of all of the outstanding preferred stock of the Company agreed to vote in favor of the Proposed Amendment, the effect of which would be to:

           (a) decrease the number of total shares authorized from 40,400,000 to 27,700,000 and eliminate the Series A, A-1 and BB Preferred Stock (all of which was converted pursuant to the Recapitalization);

           (b) eliminate the right of the holders of Series C and D Preferred Stock to receive and/or accrue dividends except that holders of Series C and D Preferred Stock will participate on an as converted basis in any dividends declared on Shares;

           (c) permit the Company to require conversion of all outstanding shares of Series C and D Preferred Stock upon the completion of a public offering of Shares for net proceeds of not less than $25,000,000 at a per share offering price of at least $10; currently the per share offering price required for a mandatory conversion is based upon a formula which yields mandatory conversion prices well in excess of $10;

           (d) eliminate required redemption of the Series C and D Preferred Stock except on the redemption date, June 1, 2000;

           (e) change the provisions for election of additional directors following a "Default Event" as defined in the Company's Certificate of Incorporation so that the Holders of Series C and D Preferred Stock will have the right to elect 6 additional directors if the then existing board of directors is eleven or less, and one additional director for each director by which the entire board then exceeds eleven directors; and

           (f) eliminate certain anti-dilution provisions regarding the issuance of securities at less than the then applicable conversion price with respect to the Series C and D Preferred Stock.

Because of the agreement of the Parties to the Recapitalization Agreement to vote in favor of the Proposed Amendment, and assuming that all such Parties perform their obligations thereunder, there should be sufficient votes without any actions by an additional stockholders to approve the Proposed Amendment.
As a result of the Recapitalization and based upon information contained in the Company's Schedule 8-K filed on January 4, 1996, the number of Shares outstanding increased from 4,262,388 to 11,868,230. The Recapitalization Agreement was previously filed as Exhibit 10.1 to the Schedule 8-K filed by the Company on January 4, 1996, and is incorporated herein by reference in its entirety. The Proposed Amendment was previously filed as Attachment II to the Preliminary Proxy Statement filed on Schedule 14A by the Company on January 4, 1996, and is incorporated herein by reference in its entirety. Furthermore, the response to Item 3 of this Amendment is incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended and restated, in its entirety, as of the date hereof, as follows:

     DLJ II may be deemed to be the beneficial owner of the 34,606 Shares directly owned by it and the 3,000 Shares issuable upon the conversion or exercise of the 680 shares of Series C Preferred stock and warrants to purchase 1,640 Shares owned by it. Accordingly, DLJ II may be deemed to beneficially own an aggregate of 37,606 Shares (the "DLJ II Shares"), or less than 1% of the Shares outstanding. DLJ II has the sole power to dispose of the DLJ II Shares directly owned by it and has given sole voting power with respect to such Shares to the Trustee pursuant to the Champion Voting Trust Agreement.

     Associates II, as the general partner of DLJ II, may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJ II Shares, constituting less than 1% of the Shares outstanding.

     Growth may be deemed to be the beneficial owner of the 714,631 Shares directly owned by it and the 59,278 Shares issuable upon the conversion or exercise of the 13,456 shares of Series C Preferred Stock and warrants to purchase 32,366 Shares owned by it. Accordingly, Growth may be deemed to beneficially own an aggregate of 773,909 Shares (the "Growth Shares"), or 4.5% of the Shares outstanding. Growth has the sole power to dispose of the Growth Shares directly owned by it and has given sole voting power with respect to such Shares to the Trustee pursuant to the Champion Voting Trust Agreement.

     Associates, as the general partner of Growth, may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Growth Shares, or 4.5% of the Shares outstanding.

     Sprout VI may be deemed to be the beneficial owner of the 1,014,727 Shares directly owned by it and the 155,384 Shares issuable upon the conversion or exercise of the 19,480 shares of Series C Preferred Stock, 27,389 shares of Series D Preferred Stock and warrants to purchase 61,646 Shares owned by it. Accordingly, Sprout VI may be deemed to beneficially own an aggregate of 1,170,111 Shares (the "Sprout VI Shares"), or 6.8% of the Shares outstanding. Sprout VI has the sole power to dispose of the Sprout VI Shares directly owned by it and has given sole voting power with respect to such Shares to the Trustee pursuant to the Champion Voting Trust Agreement.

     Growth II may be deemed to be the beneficial owner of the 130,944 Shares directly owned by it and the 504,708 Shares issuable upon the conversion or exercise of 198,699 shares of Series D Preferred Stock and warrants to purchase 107,310 Shares owned by it. Accordingly, Growth II may be deemed to beneficially own an aggregate of 635,652 Shares (the "Growth II Shares"), or 3.7% of the Shares outstanding. Growth II has the sole power to dispose of the Growth II Shares directly owned by it and has given sole voting power with respect to such Shares to the Trustee pursuant to the Champion Voting Trust Agreement.

     DLJCC may be deemed to be the beneficial owner of the 13,327 Shares directly owned by it and the 51,366 Shares issuable upon the conversion or exercise of 20,223 shares of Series D Preferred Stock and warrants to purchase 10,920 Shares owned by it, constituting less than 1% of the Shares outstanding. DLJCC, because of its relationships with DLJ II and Associates II, and Growth and Associates, and as the managing general partner of each Sprout VI and Growth II, also may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJ II Shares, the Growth Shares, the Sprout VI Shares and the Growth II Shares, for an aggregate of 2,681,971 Shares (the "DLJCC Shares"), or approximately 15.5% of the Shares outstanding. DLJCC has the sole power to dispose of the Shares directly owned by it and has given sole voting power with respect to such Shares to the Trustee pursuant to the Champion Voting Trust Agreement.

     ESC may be deemed to be the beneficial owner of the 364 Shares directly owned by it and the 1,605 Shares issuable upon the conversion or exercise of 633 shares of Series D Preferred Stock and warrants to purchase 339 Shares owned by it. Accordingly, ESC may be deemed to beneficially own an aggregate of 1,969 Shares (the "ESC Shares"), constituting less than 1% of the Shares outstanding. ESC has the sole power to dispose of the ESC Shares directly owned by it and has given sole voting power with respect to such Shares to the Trustee pursuant to the Champion Voting Trust Agreement.

     LBO, as the manager of ESC, may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the ESC Shares, constituting less than 1% of the Shares outstanding.

     DLJSC may be deemed to be the beneficially owner of the 18,747 Shares directly owned by it and the 82,765 Shares issuable upon the conversion or exercise of the 32,597 shares of Series D Preferred Stock and warrants to purchase 17,571 Shares directly owned by it. Accordingly, DLJSC may be deemed to beneficially own an aggregate of 101,512 Shares (the "DLJSC Shares"), constituting less than 1% of the Shares outstanding. DLJSC has the sole power to dispose of the DLJSC Shares directly owned by it and has given sole voting power with respect to such Shares to the Trustee pursuant to the Champion Voting Trust Agreement.

     As the sole stockholder of DLJCC and DLJSC, DLJ may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares and the DLJSC Shares. In addition, as the sole stockholder of the direct parent of LBO, DLJ may be deemed for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Shares that are beneficially owned indirectly by LBO.

     Because of Equitable's ownership of DLJ, Equitable may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own indirectly the DLJCC Shares, the DLJSC Shares and the Shares attributed to LBO that may be deemed to be beneficially owned indirectly by DLJ.

     Because of AXA's ownership interest in Equitable, and the AXA Voting Trustees' power to vote the Equitable shares placed in the AXA Voting Trust, each of AXA and the AXA Voting Trustees may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Shares that Equitable may be deemed to beneficially own. Because of the direct and indirect ownership interest of AXA of Midi Participations, Finaxa and the Mutuelles AXA, each of Midi Participations, Finaxa and the Mutuelles AXA may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Shares that AXA may be deemed to beneficially own. AXA, Midi Participations, Finaxa, the Mutuelles AXA and the AXA Voting Trustees disclaim beneficial ownership of any Shares.

     The Reporting Persons, in the aggregate, may be deed to beneficially own 2,785,452 Shares, or approximately 16.1% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each Reporting Person herein on the date hereof is based upon (a) the 11,849,491 Shares outstanding as of the close of business on January 4, 1996, (b) the conversion of all outstanding shares of Company preferred stock into 5,211,428 Shares, as stated by the Company, which shares of preferred stock have voting rights on all matters according to the number of Shares into which such preferred shares are convertible, and (c) the Shares deemed to be beneficially owned by each Reporting Person upon the exercise of warrants directly owned by such person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The responses to Items 3 and 4 of this Amendment are incorporated herein by reference.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     The following documents are included as exhibits hereto:

     1. 1995 Recapitalization Agreement dated as of December 31, 1995 among the Company and the parties listed therein, filed with the Commission as Exhibit 10.1 to the Company's Form 8-K dated January 4, 1996, is incorporated herein by reference.

     2.    Attachment II to the Company's Preliminary Proxy Statement on
           Schedule 14A filed with the Commission on January 4, 1996, containing the proposed Restated Certificate of Incorporation, is incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 1996


                               DLJ VENTURE CAPITAL FUND II, L.P.
                               By:  DLJ Fund Associates II
                                   General Partner


                                      By: /s/ CLAIRE M. POWER
                                          -------------------
                                          Claire M. Power
                                          Attorney-in-fact


                               DLJ FUND ASSOCIATES II


                               By:  /s/ CLAIRE M. POWER
                                    -------------------
                                    Claire M. Power
                                    Attorney-in-fact


                               SPROUT GROWTH, L.P.
                               By:  DLJ Fund Associates II
                                   General Partner


                                      By:  /s/ CLAIRE M. POWER
                                           -------------------
                                           Claire M. Power
                                           Attorney-in-fact


                               DLJ GROWTH ASSOCIATES
                               By:  DLJ Capital Corporation
                                   General Partner


                                      By:  /s/ CLAIRE M. POWER
                                           -------------------
                                           Claire M. Power
                                           Assistant Secretary

                               SPROUT CAPITAL VI, L.P.
                               By:  DLJ Capital Corporation
                                   General Partner


                                      By:  /s/ CLAIRE M. POWER
                                           -------------------
                                           Claire M. Power
                                           Assistant Secretary

                               SPROUT GROWTH II, L.P.
                               By:  DLJ Capital Corporation
                                    General Partner


                                    By:  /s/ CLAIRE M. POWER
                                         -------------------
                                         Claire M. Power
                                         Assistant Secretary


                               DLJ CAPITAL CORPORATION


                                    By:  /s/ CLAIRE M. POWER
                                         -------------------
                                          Claire M. Power
                                          Assistant Secretary


                               DLJ FIRST ESC, L.L.C.
                               By:  DLJ LBO Plans Management Corporation
                                   Manager


                                    By:  /s/ CLAIRE M. POWER
                                         -------------------
                                         Claire M. Power
                                         Assistant Secretary

                               DLJ LBO PLANS MANAGEMENT CORPORATION



                               By:  /s/ CLAIRE M. POWER
                                    -------------------
                                    Claire M. Power
                                    Assistant Secretary

                               DONALDSON, LUFKIN & JENRETTE SECURITIES
                               CORPORATION


                               By:  /s/ CLAIRE M. POWER
                                    -------------------
                                    Claire M. Power
                                    Vice President


                               DONALDSON, LUFKIN & JENRETTE, INC.


                               By:  /s/ CLAIRE M. POWER
                                    -------------------
                                    Claire M. Power
                                    Vice President


                               EQUITABLE COMPANIES INCORPORATED


                               By:  /s/ JOANNE T. MARREN
                                   -------------------------
                                   Joanne T. Marren
                                   Senior Vice President and
                                   Deputy General Counsel


                               AXA
                               MIDI PARTICIPATIONS
                               FINAXA
                               AXA ASSURANCES I.A.R.D. MUTUELLE
                               AXA ASSURANCES VIE MUTUELLE
                               UNI EUROPE ASSURANCE MUTUELLE
                               ALPHA ASSURANCES VIE MUTUELLE
                               ALPHA ASSURANCES I.A.R.D. MUTUELLE
                               CLAUDE BeBeAR, as Voting Trustee
                               PATRICE GARNIER, as Voting Trustee
                               HENRI DE CLERMON-TONNERRE, as Voting Trustee


                               Signed on behalf of each of the above


                               By:  /s/ JOANNE T. MARREN
                                   ---------------------
                                   Joanne T. Marren
                                   Attorney-in-fact